UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number 001-40695

Dole plc
(Translation of registrant’s name into English)

29 North Anne Street, Dublin 7
D07 PH36 Ireland

101 South Tryon Street, Suite 600, Charlotte, NC
United States 28280
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

Incorporation by Reference
The press release attached as Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Numbers: 333-261591 and 333-258406) of Dole plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated as of November 10, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2025	DOLE PLC (Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer